Exhibit 99.3

MEMORANDUM OF AGREEMENT
Norwegian Shipbrokers' Association's
Memorandum of Agreement for sale and
purchase of ships. Adopted by BIMCO in 1956.
Code-name
SALEFORM 2012
Revised 1966, 1983 and 1986/87, 1993 and 2012

Dated 6th November 2017

Tiger Bulk No. 1 Limited (Name of sellers), hereinafter called the "Sellers", whose performance is to be guaranteed by Tiger Bulk Ltd. in a separate letter of guarantee attached hereto, have agreed to sell, and SBI Puma Shipping Company Limited, Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands 96960 (Name of buyers), hereinafter called the "Buyers", whose performance is to be guaranteed by Scorpio Bulkers, Inc., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands 96960 in a separate letter of guarantee attached hereto, have agreed to buy:
Name of vessel: Tiger Anhui

IMO Number: 9700043

Classification Society: LR

Class Notation: + 100 A1 Bulk Carrier, CSR, BC-A, Holds 2, 4 may be empty, GRAB[20], ESP, LI, *IWS, ShipRight(CM, ACS(B)), + LMC, UMS, ShipRight(BWMP(S+F,T), IHM, SCM)
Year of Build: 2014	Builder/Yard: Chengxi Shipyard Co., Ltd., China

Flag: Hong Kong	Place of Registration: Hong Kong	GT/NT: 36,449/21,612

hereinafter called the "Vessel", on the following terms and conditions:

Definitions
"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and London, Hong Kong, Monaco, The Netherlands and Singapore (add additional jurisdictions as appropriate).
"Buyers' Nominated Flag State" means Marshall Islands (state flag state).

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

"Deposit" shall have the meaning given in Clause 2 (Deposit)

"Deposit Holder" means Holman Fenwick Willan Singapore LLP (state name and location of Deposit Holder) or, if left blank, the
Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, e-mail or telefax.

"Parties" means the Sellers and the Buyers.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price).

"Warrant Terms" means the terms of the Warrant dated on or about 6 November 2017 issued by Scorpio Bulkers Inc. in favour of Tiger Bulk Ltd.

"Sellers' Account" means
Bank Correspondent Name:
Swift Code of Correspondent Bank:
Beneficiary A/C Name:
Swift Code of Beneficiary:
Beneficiary A/C Number:
For Further Credit To:
Account No.
(state details of bank account) at the Seller's Bank.
"Sellers' Bank" means _______ (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

1.	Purchase Price

The Purchase Price is USD 16,800,000.- (United States Dollars Sixteen Million Eight Hundred Thousand) (state currency and amount both in words and figures) payable in cash and 518,519 shares of Scorpio Bulkers Inc payable in accordance with the mechanism below:

(a) upon signing of this Agreement (the Warrant Issue Date), the Buyers shall procure and Tiger Bulk Ltd. shall receive, warrants (the Warrants) that may be exercised immediately upon the delivery of the Vessel (the Vessel Delivery Date) for an aggregate of 518,519  common shares of Scorpio Bulkers Inc. (the Warrant Shares) for no additional consideration.  Scorpio Bulkers Inc. shall file a shelf registration statement covering the resale of the Warrant Shares under the 1933 Act not later than the 5th calendar day following the Warrant Issued Date, and the Warrant Shares shall be freely tradable upon the later of (i) the Vessel Delivery Date and (ii) the effectiveness of the shelf registration statement covering the sale of the Warrant Shares (the Effective Date); and

(b) the Buyers shall use their reasonable endeavours to achieve the Effective Date as soon as reasonably possible, but if the Effective Date does not occur within forty-five (45) Business Days of the Vessel Delivery Date, the Buyers shall:

(i) forthwith pay USD 4,200,000 being the balance of the Purchase Price to the Sellers, and upon receipt in full of such balance of the Purchase Price from the Buyers, Tiger Bulk Ltd. shall promptly return the Warrants to Scorpio Bulkers Inc.; or

(ii) (if Tiger Bulk Ltd. has elected to receive, at its option and in lieu of the Warrant Shares, a cash payment in accordance with clause 3(c) of the Warrant Terms) procure such payment to be made to Tiger Bulk Ltd., and upon receipt in full of such cash payment, Tiger Bulk Ltd. shall promptly return the Warrants to Scorpio Bulkers Inc.

2.	Deposit

As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of USD 2,100,000 ~~% (__ per cent) or, if left blank, 10% (ten per cent), of the Purchase Price~~ (the "Deposit") in a~~n interest bearing~~ joint escrow account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:

(i)	this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and

	(ii)	a deposit agreement has been signed and the Deposit Holder has confirmed in writing to the Parties that the account has been opened and ready to receive funds.

The Deposit shall be released in accordance with joint written instructions of the Parties as provided for in the deposit agreement referred to in (ii) above.
Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.

3.	Payment
On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

	(i)	the Deposit shall be released to the Sellers; and

	(ii)	the balance of the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges to the Sellers' Account~~.~~; and

	(iii)	the Warrants may be exercised immediately by the Sellers for the Warrant Shares.

The Buyers shall, no later than one (1) Banking Day after the receipt of the Notice of Readiness pre-position in cleared funds (i) USD 14,700,000 and (ii) sufficient additional funds to cover any  other amount due under this Agreement ((i) and (ii) together, the Balance Purchase Price) with the Sellers' Bank in an account notified to Buyers in writing by the Sellers.  The Balance

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

Purchase Price shall be held by the Sellers Bank and thereafter released to the Sellers' Account against presentation of a copy of the protocol of delivery and acceptance (PDA) fully signed by the Buyers and the Sellers or returned to the Buyers (as applicable) pursuant to an SWIFT MT 199 to be sent by the Buyers' bank to the Sellers' Bank, in the form to be agreed by the Buyers and Sellers.

4.	Inspection

(a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have waived their right to ~~also~~ inspect~~ed~~ the Vessel ~~at/in ________(state place) on___________ (state date) and have accepted the Vessel following this inspection~~ and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

~~(b)* The Buyers shall have the right to inspect the Vessels classification records and declare whether same are accepted or not within _______ (State date/period).~~

~~The Sellers shall make the Vessel available for inspection at/in _______ (state place/range) within ______ (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred.~~

~~The Buyers shall inspect the Vessel without opening up and without cost to the Sellers.~~

~~During the inspection, the Vessel's dock and engine log books shall be made available for examination by the Buyers.~~

~~The Sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy two (72) hours after completion of such inspection or after the date/last day of the period stated in~~ Line 59~~, whichever is earlier.~~

~~Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.

5.	Time and place of delivery and notices

(a) The Vessel shall be delivered and taken over safely afloat at a safe and always accessible berth or anchorage at/in (i) Japan-Singapore range including the Peoples Republic of China, South Korea, Phillipines, Malaysia and Taiwan; Skaw/Passero range including the UK and Ireland; Vancouver/San Diego range; Singapore/India range, excluding East Coast India and Bangladesh but to include Sri Lanka; Kuwait/UAE range; and (ii) in any case always within Institute Warranty Limits and always excluding Iran, Syria, Cuba, North Korea and any other nations on the OFAC list (state place/range) in the Sellers' option.

Notice of Readiness shall not be tendered before: 1st November 2017 (date) in Sellers' option.

Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): 15th January 2018

(b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with ~~twenty (20),~~ fifteen (15), ten (10), seven (7) and five (5) days' approximate notice, and three (3), two (2) and one (1) days' definite notice of the date the Sellers intend to tender Notice of Readiness and of the intended place of delivery.

When the Vessel is at the place of delivery and physically and otherwise in every respect ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

(c)  If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing a new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within three (3) Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date. If the Buyers have not declared their option within three (3) Banking Days of receipt of the Sellers'

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new Cancelling Date and shall be substituted for the Cancelling Date stipulated in line 79.

If this Agreement is maintained with the new Cancelling Date all other terms and conditions hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full force and effect.

(d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers' Default) for the Vessel not being ready by the original Cancelling Date.

(e)  Should the Vessel become an actual, constructive or compromised total loss before delivery the Deposit together with interest earned, if any, shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.	Divers Inspection / Drydocking
(a)*

(i)
The Buyers shall have the option at their cost and expense to arrange for an underwater inspection by a diver approved by the Classification Society prior to the delivery of the Vessel. Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement. The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection as observer(s) only without interfering with the work or decisions of the Classification Society surveyor. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning. The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.

(ii)
If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class to impose a condition of class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the vessel to be drydocked at their expense for inspection by the Classification Society of the vessel's under water parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.

(iii)
If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable drydocking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of ~~fourteen (14)~~ twenty (20) days.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(b) * The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs and expenses if parts of the tailshalft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

	(c)	If the Vessel is drydocked pursuant to Clause 6(a)(ii) ~~or~~ 6(b) above:

(i)
The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any part of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii)
The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.

	(iii)	The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv)
The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Seller's or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

* 6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.

**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

7.	Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional excluded items:

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

1) AMOS server with its accessories: 1 set, include server, label printer, label scan gun, label printer paper and cartridge, if any.
2) Certificates, include:
-Register cert.
-Minimum Safe Manning cert.
-SMC/ISSC/MLC cert.
-Copy of DoC cert.
-GMDSS shore-based management agreement.
3) Log Books & Documentations, etc., include:
-Deck Log Book
-Engine Log Book
-HK official log book
-Radio log book
-Bell Log Book
-ISM/ISPS/MLC manuals and all of its related documentations and log books.
-Stamps and Mobil phones Provided always that: (i) in case of need, the Buyers will have the right to take copies of the excluded certificates/logs and (ii) ref with Amos Sellers shall provide as minimum equipment list, inventory (stores/spares), total running hours and running hours from last maintenance, last maintenance date for those items under time based maintenance interval.  For the required Amos data, the Sellers may provide electronic versions (excel or PDF format)
(include list)
Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:
1) 8 oxygen cylinders and 3 acetylene cylinders. (From Marichem, 11 bottles in total).
2) One set VoD training equipment and its accessories. (From Videotel). Include:
-VOD computer box (CPU) 1
-LCD Monitor 1
-Keyboard 1
-Cables, TV Kit 1
-VODStick (USB Flash Drive) 1
-mouse & mouse mat 1
3) Marinesat with its accessories – 1 set.  Includes:
-Antenna K100
-Cabinet
-Antenna BADE1501
-Antenna BBDE1201 & install materials
-USG6305 AC host
-Pedestals.
Sellers shall provide to the Buyers where possible contact details for such third parties.
(Include list)
Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense.

The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay ~~either~~:

(a)~~*~~in respect of remaining bunkers: ~~the actual net~~ price as per Platts at/nearest to delivery port (excluding barging expenses) as published 1 Banking Day prior to the delivery of the Vessel ~~as evidenced by invoices or vouchers; or~~

(b) ~~*~~in respect of the remaining lubricating and hydraulic oils and greases as per Sellers' ~~the current~~ actual net ~~market~~ price as evidenced by invoices and determined on a "first in first out" basis (excluding barging expenses) ~~at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port.~~

for the quantities taken over.  A joint measurement of the remaining quantities shall take place between Sellers and Buyers reps onboard in order to agree exact quantities of those latest two (2) days before expected date of delivery of the vessel with all agreed allowance for consumption up to physical delivery.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

~~*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

8.	Documentation
The place of closing: Singapore

(a) In exchange for payment of the Purchase Price and any other sums due under the MOA as well as the Warrants being issued and the Warrant Shares being delivered upon the exercise of the Warrants in accordance with the terms therein, the Sellers shall provide the Buyers with ~~the following~~ delivery documents that may be reasonably required by the competent authorities of the Buyers Nominated Flag State for the purpose of registering the Vessel under Buyers' ownership or by Buyers financers.  The agreed delivery documentation shall form an addendum to the MOA and shall be agreed promptly, but agreement on same shall not delay signing of the MOA nor lodging of the deposit.~~;~~

~~(i)~~
~~Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;~~

~~(ii)~~	~~Evidence that all~~ necessary ~~corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~
~~(iii)~~
~~Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv)~~
~~Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v)~~
~~Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi)~~
~~Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii)~~
~~A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;~~

~~(viii)~~	~~Commercial Invoice for the Vessel;~~
~~(ix)~~	~~Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~
~~(x)~~	~~A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communication contract which is to be sent immediately after delivery of the Vessel;~~
~~(xi)~~
~~Any additional documents as may reasonably be required by the competent authorities of the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii)~~	~~The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

(b) At the time of delivery the Buyers shall provide the Sellers with such documents as may reasonably be required to demonstrate that the execution, delivery and performance of this Agreement have been duly authorised, together with a power of attorney. The documentation required under this Clause 8(b) shall be agreed and included in the addendum referred to in Clause 8(a)~~:~~

~~(i)~~	~~Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~(ii)~~
~~Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate)~~.

(c) If any of the documents listed in ~~Sub clauses (a) and (b) above~~ the documentary addendum are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.

(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in ~~Sub-clause (a) and Sub-clause (b)~~ the documentary addendum above for review and comment by the other party not later than five (5) ~~(state number of days), or if left blank, nine (9)~~ days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.

(e) Concurrent with the exchange of documents in ~~Sub-clause (a) and Sub-clause (b) above~~ the documentary addendum, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.

(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.

(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

9.	Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other claims or debts whatsoever, and is not subject to Port State or other administrative detentions. In order not to delay delivery of the Vessel ~~The~~ the Sellers hereby undertake to indemnify the Buyers against all consequences of any potential claims made against the Vessel which have been incurred prior to the time of delivery.

10.	Taxes, fees and expenses

Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.	Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered free of cargo and free of stowaways with her Class maintained without condition/ recommendation*, free of average damage affecting the Vessel's class, and with her classification certificates and national certificates per the documentary addendum referred to in Clause 8, as well as all other certificates the Vessel had at the time of inspection, clean, valid and unextended without condition/ recommendation* by the Classification Society or the relevant authorities and which to be valid for a minimum period of at least three (3) months at the time of delivery.

"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.	Name/markings
Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

13.	Buyers' default

Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.	Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.	Buyers' representatives
After this Agreement has been signed by the Parties and the Deposit has been lodged, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense.

These representatives are on board for the purpose of familiarisation and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.

16.	Law and Arbitration

(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgement may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

~~In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~

~~(c) This Agreement shall be governed by and construed in accordance with the laws of~~
~~(state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at ______(state place), subject to the procedures applicable there.~~

~~*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable, In the absence of deletions, alternative 16(a) shall apply.~~

17.	Notices All notices to be provided under this Agreement shall be in writing. Contact details for recipients of notices are as follows:

For the Buyers:
SBI Puma Shipping Company
c/o Scorpio Bulkers Inc.
Le Millenium
9 Boulevard Charles III, 98000 Monaco
Attention: Legal Department
Telephone: +377 97985700
Telefax: +377 97778346
Email: legal@scorpiogroup.net

For the Sellers:
Attn: Ms. Betty Jiang
Email: Betty_jiang@greathorse.com.cn
Greathorse International Ship Management Ltd.
c/o 12th floor DBS Bank Tower, 1318 Lu Jia Zui Huan Lu, Shanghai
200120 Peoples Republic of China
Fax +86 2158795940

18.	Entire Agreement

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

Clause 19 AGM Clause

(a) The Sellers warrant that the Vessel is, on delivery, free of Asian Gypsy Moth.

(b) If the Vessel has, (as identified in the table below (the Table) called at a port or prefecture listed in the table below (the Table) during the Specified Period (as defined in the Table) for that Port in 2017, the Sellers shall, on delivery of the Vessel, provide Buyers with an AGM free certificate issued by the authorities at that port or prefecture (or other appropriate national authority or certifying body), provided that such authorities or body do, as a normal matter, issue such certificates.  If there is more than one call at a port or prefecture to which this sub-clause (b) applies, the Sellers obligations under this sub-clause (b) to produce a certificate shall apply only to the most recent call.

The Table

	Country	Port or Prefecture	Specified Period

	Russian Far East	Nakhodka, Ol'ga, Plastun, Pos'yet, Russkiy Island, Slavyanka, Vanino, Vladivostok, Vostochny, Zarubino, Kozmino	July 1 to September 30

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

People's Republic of China	All ports in northern China, including all ports on or north of 31° 15'	June 1 to September 30

Republic of Korea	All ports	June 1 to September 30

Japan-Northern	Hokkaido, Aomori, Iwate, Miyagi, Fukushima	July 1 to September 30

Japan-Western	Akita, Yamagata, Niigata, Toyama, Ishikawa	June 25 to September 15

Japan-Eastern	Fukui, Ibaraki, Chiba, Tokyo, Kanagawa, Shizuoka, Aichi, Mie	June 20 to August 20

Japan-Southern	Wakayama, Osaka, Kyoto, Hyogo, Tottori, Shimane, Okayama, Hiroshima, Yamaguchi, Kagawa, Tokushima, Ehime, Kochi, Fukuoka, Oita, Saga, Nagasaki, Miyazaki, Kumamoto, Kagoshima	June 1 to August 10

Japan-Far Southern	Okinawa	May 25 to June 30

Clause 20, Compliance and Sanctions

20.1 The Sellers warrant to the best of their knowledge neither they nor their Vessel has breached or is in violation of any Sanctions regime imposed by the UN and/or the US and/or the EU and/or the U.K. involving countries amongst others, Iran, Syria, Cuba.  In addition and notwithstanding the above, should the Vessel and/or the Seller appear on the OFAC/SDN list of the U.S. Department of the Treasury before delivery of the Vessel to the Buyer, then the Seller's will be in default and the present Agreement will automatically and without further action be terminated.  The deposit if already paid, will be returned with interest to the Buyer.

20.2 The Buyers warrant they have not breached or is in violation of any Sanctions regime imposed by the UN and/or the US and/or the EU and/or the U.K. involving countries but not limited to, Iran, Syria, Cuba.  In addition to the aforesaid, should the Buyers breach this undertaking and/or appear on the OFAC/SDN list of the U.S. Department of the Treasury before delivery of the Vessel under this Agreement, then the Buyers will be in default and Sellers shall have the option to cancel this Agreement.  In such circumstances, the deposit if already paid, will be released with interest, if any, to the Sellers.

Clause 21, Confidentiality

This deal shall be treated as strictly private and confidential, unless its existence or any of its terms is required to be disclosed by law or reported to any regulator or regulated exchange and provided that the parties shall be at liberty to disclose it to their legal advisors and financial institutions.
The parties shall mutually agree on wording and timing for any potential press release/stock exchange notices.

/s/ Graham John Porter	/s/ Cameron K. Mackey
For and on behalf of the Sellers	For and on behalf of the Buyers
Name: Graham John Porter	Name: Cameron K. Mackey
Title: Director	Title: Director

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.

/s/ Graham John Porter	/s/ Cameron K. Mackey
For and on behalf of the Sellers Guarantors	For and on behalf of the Buyers Guarantors
Name: Graham John Porter	Name: Cameron K. Mackey
Title: Director	Title: Chief Operating Officer

This document is a computer generated SALEFORM 2012 form printed by authority of the Norwegian Shipbrokers' Association. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original approved document shall apply. BIMCO and the Norwegian Shipbrokers' Association assume no responsibility for any loss, damage or expense as a result of discrepancies between the original approved document and this computer generated document.